Filed by Black Hills Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:  NorthWestern Corporation

Commission File No.: 001-10499

The following press release was issued by Black Hills Corporation on December 9, 2005:

Contacts:

Mark T. Thies

Executive Vice President and CFO

Black Hills Corporation

(605) 721-2331

mthies@bh-corp.com

Dale T. Jahr

Director of Investor Relations

Black Hills Corporation

(605) 721-2326

djahr@bh-corp.com

Andrea Calise

Kekst and Company

(212) 521-4845

Andrea-calise@kekst.com

For Immediate Release

BLACK HILLS CORPORATION SENDS LETTER TO THE

BOARD OF DIRECTORS OF NORTHWESTERN CORPORATION

RAPID CITY, South Dakota—December 9, 2005—Black Hills Corporation (NYSE:BKH), a diversified energy company, announced today that it had provided a letter to the Board of Directors of NorthWestern Corporation (NASDAQ:NWEC) relating to its proposal to combine with NorthWestern. The complete text of the letter is set forth below:

[Black Hills Corporation Letterhead]

December 8, 2005

Board of Directors

NorthWestern Corporation

125 South Dakota Avenue

Sioux Falls, South Dakota 57104

Attention: Michael J. Hanson, President and Chief Executive Officer and Linn E. Draper, Chairman of the Board

Dear Mike and Linn,

As you and the other members of NorthWestern’s board consider potential strategic alternatives to maximize value for NorthWestern’s stockholders, we want to reiterate the desire of Black Hills to combine our two organizations as contemplated by our proposal described in my letter dated November 21, 2005 to NorthWestern’s board.

For many months, I sought to initiate with you confidential and constructive discussions regarding a combination of our two companies.  Eventually, on November 1, 2005, I was able to review with Mike a presentation of our proposal for the combination, and he indicated he would review the proposal with NorthWestern’s board at its meeting on November 8, 2005.  After that meeting, on November 16, 2005, Mike informed me that he had reviewed our proposal with NorthWestern’s board and that they were not interested in entering into merger negotiations with Black Hills. I felt obliged at that time to send my confidential November 21, 2005 letter to NorthWestern’s board, because I believed so deeply that our proposal merited more thorough consideration.  In various subsequent telephone conversations, you have made clear your intention to refrain from engaging in meaningful discussions regarding a business combination unless Black Hills agrees to execute a confidentiality agreement that includes what we view as unacceptable “standstill” restrictions.

Putting aside this history, we remain confident that if we are able to agree to reasonable terms of a confidentiality agreement, we could efficiently conduct requisite due diligence and negotiate appropriate definitive documents over the next six to eight weeks.  Nonetheless, despite your current insistence to the contrary, we cannot agree to the extended standstill restrictions you have proposed be included in a confidentiality agreement.  After further review with our advisors, we believe that conditioning negotiations on our agreement to onerous standstill restrictions that would survive for a full year without any exception for allowing us to pursue necessary steps to consummate a transaction is inappropriate and inconsistent with other relevant transactions.  Such a condition is particularly inappropriate given:

•                  the positive public responses by NorthWestern’s stockholders to our proposal;

•                  recent commentary by Standard & Poors indicating that the proposed combination could be credit positive for NorthWestern;

•                  the filing of a shareholder derivative action against NorthWestern’s board and the request for a shareholder list by your largest shareholder;

•                  the recent adoption by NorthWestern’s board of a stockholders’ rights plan; and

•                  the positive public reaction to keeping assets in a regionally based company that is committed to customer and community values as well as shareholder value.

Given the importance of this transaction for both companies’ shareholders and customers, and the response we have thus far received from you, we cannot accept restrictions on our ability to pursue a combination with NorthWestern beyond those that would be reasonably limited in scope and duration.  In the event you determine to engage in earnest negotiations, we stand ready to execute a confidentiality agreement that meets the reasonable requirements of both companies.

We continue to believe there are unique strategic and operational benefits to be derived from a combination of NorthWestern and Black Hills.  Of all the possible strategic alternatives for NorthWestern that we can envision, we believe our proposed combination creates the foundation for the greatest long-term value and performance overall.

In the most basic terms:

•                  NorthWestern and Black Hills are a remarkably close fit from geographic, operational, regulatory and strategic perspectives.

•                  Together, we have an opportunity to build a strong, diversified energy company in the Northern Rocky Mountains/Northern Plains region, founded on the strength of our combined retail utility properties, together with Black Hills’ fuel management, resource planning expertise, and generation development and operations experience.

•                  Our proposal is financially and strategically superior to other public offers you have received to date. Based on public information, we believe that our proposal reflects full and fair value for NorthWestern shareholders.

•                  Our all-stock proposal offers NorthWestern shareholders a significant premium to pre-offer levels and also allows for continued participation in the upside potential of the combined company.  As previously stated, we would consider paying part of the consideration in cash.

•                  Finally, we strongly believe that a combination of our two companies serves the best interests of both companies’ customers and the communities we each support.

I look forward to your favorable response to our original proposal and this letter. I remain hopeful that we can achieve a reasonable resolution regarding the terms of a confidentiality agreement, so that we can focus our energies on pursuing the proposed combination together.

Sincerely,

/s/ David R. Emery

David R. Emery
Chairman, President and CEO

cc:	Stephen P. Adik
Jon S. Fossel
Julia L. Johnson
Philip L. Maslowe
Thomas J. Knapp

About Black Hills:

Black Hills Corporation is a diversified energy company. Black Hills Energy, the wholesale energy business unit, generates electricity, produces natural gas, oil and coal, and markets energy. Our retail businesses are Black Hills Power, an electric utility serving western South Dakota, northeastern Wyoming and southeastern Montana; and Cheyenne Light, Fuel & Power, an electric and gas distribution utility serving the Cheyenne, Wyoming vicinity. More information is available at our Internet web site: www.blackhillscorp.com.

Caution Regarding Forward Looking Statements:

This document includes “forward-looking statements” as defined by the Securities and Exchange Commission, or SEC. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this release that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including our statements relating to the proposed merger with NorthWestern and its anticipated benefits if consummated, are forward-looking statements. These forward-looking statements are based on assumptions which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that, among other things, could cause actual results to differ materially from those contained in the forward-looking statements, including the risk factors described in Items 1 and 2 of our 2004 Annual Report on Form 10-K, in Item 2 of Part I of our quarterly reports on Form 10-Q filed with the SEC, and the following:

Proposed Merger Risks and Uncertainties

•     An agreement may not be reached;

•     Our business and the business of NorthWestern may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•     Expected combination benefits from the proposed merger may not be fully-realized or realized within the expected time frame;

•     The NorthWestern stockholders and/or our shareholders may not approve the merger;

•     The regulatory approvals and any other required approvals in connection with the merger may not be obtained on the proposed terms or on the anticipated schedule;

•     Revenues following the merger may be lower than expected; and

•     Operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information:

Investors and securityholders are urged to read the disclosure documents regarding the proposed merger when they become available because they will contain important information. Investors and securityholders will be able to obtain a free copy of such disclosure documents when they become available, as well as other filings containing information about Black Hills and NorthWestern, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the disclosure documents and the filings with the SEC that will be incorporated by reference in such disclosure documents can also be obtained without charge, when they become available, by directing a request to Shareholder Relations, Black Hills Corporation, P.O. Box 1400, Rapid City, SD 57709, Telephone Number: (605) 721-1700.

The directors and executive officers of Black Hills may be deemed to be participants in the solicitation of proxies from Black Hills shareholders and NorthWestern stockholders in respect of the proposed merger.  Information regarding the directors and executive officers of Black Hills is currently available in its proxy statement filed with the SEC by Black Hills on April 15, 2005. Other information regarding the participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the disclosure documents and other relevant materials that will be filed by Black Hills with the SEC when they become available.

Any information concerning NorthWestern contained in this document has been taken from, or is based upon, publicly available information. Although Black Hills does not have any information that would indicate that the information contained in this document that has been taken from such documents is inaccurate or incomplete, Black Hills does not take any responsibility for the accuracy or completeness of such information.

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